December 16, 2020

V
IA
E
DGAR
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ORRESPONDENCE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:

Edward M. Kelly

Re: Core Molding Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-251298)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Core

Molding Technologies,
Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced
Registration Statement so that it may become effective by 5:00 p.m. Eastern Time on December 18, 2020, or as soon thereafter as practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs

(US) LLP,

counsel to the Company, at
(614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning
this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

Very

truly yours,

CORE MOLDING TECHNOLOGIES, INC.

By: /s/ John P.

Zimmer

John P.

Zimmer

Chief Financial Officer